December 20, 2024

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ANEW Health Limited
Draft Registration Statement on Form F-1
Submitted on November 8, 2024
CIK No. 0002019042

Dear Ms. Jane Park, Ms. Tayyaba Shafique, Mr. Conlon Danberg, Mr. Terence O’Brien:

As counsel for ANEW Health Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated December 5, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on November 8, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted November 8, 2024

Cover Page

1.	We note your revised disclosure in response to prior comment 3, which we reissue in part. We note your disclosure on the cover page that as a “controlled company,” you will “follow certain exemptions from certain corporate governance requirements that could adversely affect [y]our public shareholders.” You also disclose on pages 16 and 42 that you “do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules” even if you are deemed to be a “controlled company…” Please revise your disclosures to clarify on the cover page and elsewhere in the prospectus that you do not intend to rely on any exemptions as a controlled company.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on Prospectus Cover Page to clarify that the Company does not currently intend to rely on the “Controlled Company” exemption. However, the Company could elect the exemption in the future.

Prospectus Summary

Overview, page 3

2.	We note your revised disclosure in response to prior comment 5 and reissue the comment in part. Here or elsewhere in the prospectus, please note whether all of your treatment devices, therapies, supplements and topical use products have been approved by the FDA or an equivalent foreign regulator.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 3, 22, 24, and page 80 to state that all of our treatment devices, therapies, supplements and topical use products are not approved by FDA, the EMA or other comparable Hong Kong or foreign regulatory authorities.

3.	We note your revised disclosure in response to prior comment 7. Your disclosure continues to note that you have “over 16 years of experience in pain management and functional enhancement.” However, on page 87 you note that your first service center commenced operations in 2017. Here or elsewhere in the prospectus, please provide a brief description of your business prior to opening your first service center or otherwise substantiate your statement that you have over 16 years of experience in pain management and functional enhancement.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 87 to clarify that the table on page 87 only summarizes the details of our current service centers. The Tsim Sha Tsui Service Center, which is also operational as of the date of the prospectus, commenced its operation on year 2017. Before our Tsim Sha Tsui Service Center have become operational, we had operated several service centers in the district of Mong Kok, Tsim Sha Tsui, and Wanchai in Hong Kong.

4.	We note your revised disclosure in response to prior comment 8 and reissue the comment in part. Your disclosure continues to include several references to proprietary technologies. For example, we refer to your statements on page 4 referring to your “proprietary portable energy-based at-home treatment devices for the consumer retail market” and on page 81 referring to your “proprietary “RDS+” (Restore, Detox, and Strengthen) approach for pain management.” Please revise to substantiate your claims that your treatments, therapy devices and OTC products constitute “proprietary” technologies and therapies in the pain management industry or remove these claims.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure to remove all of the references to “proprietary technologies” throughout the prospectus.

Competitive Strengths, page 4

5.	We note your revised disclosure in response to prior comment 10 and reissue the comment in part. Your disclosure continues to include your belief that you are “one of the market leaders in the pain management services industry and one of the largest providers of pain management services in Hong Kong.” For all statements throughout the prospectus regarding industry leadership, please provide the basis for these statements, including any applicable measures by which you are a market leader or one of the largest providers of pain management services, or remove such statements.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 4, page 81 and throughout the prospectus to remove all of the reference that the Company is “one of the market leaders in the pain management services industry and one of the largest providers of pain management services in Hong Kong.”

Management’s Discussion and Analysis of Financial Condition

General and Administrative Expenses, page 64

6.	We note your discussion on increased general and administrative expenses. Please include in your disclosure what the increase in “Others” expense is. If this is related to the increase in audit fee and accounting consultancy fee incurred, please update your table to disclose as such.

RESPONSE: In response to the Staff’s comment, we respectfully acknowledge your request to clarify the increase in “Others” expense and we have updated the table on page 64 to include separate line item for audit fees and accounting consultancy fees to provide greater transparency.

Revenue, page 64

7.	We note your response to our prior comment 13 and reissue. Please update your discussion to provide quantified disclosure of year-over-year changes in revenue. Please provide discussion that would allow an investor to understand how changes were caused by fluctuations in price versus quantity of services and/or products sold.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in on page 63 to provide the more detailed description of our business operations. The Operating Subsidiaries provide pain management and health services at its service centers through fixed-price agreements that grant customers a certain number of therapy sessions. Customers typically pay the entire contract sum upfront. Our revenue from pain management and health services is based on the agreed fixed price, which varies depending on the services purchased. Additionally, any unexercised therapy sessions upon the expiry of the agreement are recognized as forfeiture income, contributing to our overall revenue. On page 63, we have also quantified the impact of our new premier services on revenue. For the year ended March 31, 2024, approximately $8.1 million in revenue was generated from these new services, an increase of approximately $6.9 million compared to $1.2 million for the year ended March 31, 2023.

Selling and Marketing Expenses, page 64

8.	We note your discussion on increased selling and marketing expense, particularly that which you describe to be “driven by higher consultancy fees incurred to acquire new customers and enhance sales efforts.” Please update your discussion to provide a quantified analysis on the increase in your selling and marketing expense, particularly a discussion on the increase in advertising costs and explain any trends that you reasonably expect to materially impact future operations.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 64 of the MD&A section regarding Selling and marketing Expenses. We have provided a quantified analysis of the increase in our selling and marketing expenses, particularly focusing on advertising costs. Specifically, we primarily advertise our brand and services online, utilizing social media and video-sharing platforms. We spent approximately $2.6 million on online advertisements during the year ended March 31, 2023, which increased to $3.6 million for the year ended March 31, 2024. This increase reflects our commitment to enhancing our customer acquisition efforts and sales initiatives. Additionally, we anticipate that this trend of increasing advertising expenditures will continue, as we aim to further expand our market presence and drive future growth.

Interest Expense, page 65

9.	We note your response to our prior comment 15. Please update your discussion to provide quantified disclosure on what percentage of your sales incurs lower finance charges as opposed to higher charges.

RESPONSE: In response to the Staff’s comment, we have updated the disclosure on page 65 to provide a quantified analysis of our sales settlement methods. During the year ended March 31, 2024 and 2023, approximately 72.6% and 77.5% of contract sales was settled by direct payments, incurring low single-digit percentages of bank charges, respectively whereas the remaining contract sales was settled by installment payments which incurred higher single-digit percentages to low double-digit percentages.

Increasing awareness of pain and health, page 76

10.	We note your revised disclosure in response to prior comment 16 and reissue the comment in part. Please provide the source or basis for your claims in this section or note if the statement are the belief of management. For example, we note the following statements in your revised disclosure:

●	On page 76, that “Hong Kong’s economic growth and increased service-oriented consumption, Hong Kong residents now have the ability and desire to invest more money in enhancing and maintaining their well-being, including healthcare;”

●	On page 79, that “[a]s healthcare perspectives shift towards more pain-focused models, interest in non-pharmacological pain management services is growing among the people of Hong Kong;” and

●	On page 80, that “[b]y leveraging technical innovations and advanced technologies, the quality of non-pharmacological pain management services can be enhanced, driving increased demand for these services.”

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 76 and 79, to provide the sources and basis for claims above.

Business, page 83

11.	We note your revised disclosure in response to prior comment 21 and reissue the comment in part. By way of example, please briefly explain what you mean by iontophoresis the first time the term is used in the prospectus.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 82 to remove the reference to “iontophoresis”. Instead, we have clarified in the prospectus that our energy-based treatment procedures involve the use of laser, radiofrequency, heating effect, ultrasounds, and soft electrical current. Iontophoresis originally was intended to refer to the process of passing a soft electrical current through the skin.

Pain Management and Function Enhancement Services, page 85

12.	Your response to prior comment 26 focuses on your determination you have one reportable segment. Please tell us your consideration of providing the disclosures required by ASC 280-10-50-40, which also applies to entities that have a single reportable segment. Also, please tell us your consideration of the need to expand your discussion of results of operations in MD&A to provide quantified information regarding the results from different types of services to analyze specific material events and trends that materially impacted your operations.

RESPONSE: In response to Staff’s comment, we respectfully advise the Staff that we believe that such disclosures are not necessary as our services are similar based on the aggregation criteria outlined in ASC 280-10-50-11, since:

(i)	The nature of the services are similar that all services are non-invasive, non-pharmacological, and non-surgical in nature;

(ii)	The mature of the services processes are similar that procedures primarily include various energy-based devices procedures and manual therapy operated and performed by our trained therapists;

(iii)	The types of our customers are similar that they are all individual retails clients; and

(iv)	Methods used to distribute our services are similar that we advertise our services in various social medias targeting all potential clients who are in pain issue. Furthermore, all clients are required to attend at our service centers for services.

In addition, during the course of the services provided by our Operating Subsidiaries, our employees recommend various types of services to the clients, depending on the conditions of our clients and the progress of their treatments. Hence, we did not allocate specific resources and assess performance for different types of services which all services can be performed in our service centers by our therapists. As a result, we believe the operating segment is the entire entity.

Related Party Transactions, page 114

13.	We note your response to prior comment 29. We assume that $10.7 million of the amount owed by Mr. Mo can be offset by dividends that have already been approved by Anew Health’s Board -- which they presumably control as principal shareholders. Consequently, it appears that the $10.7 million should be accounted for as a capital distribution and deducted from equity instead of as an asset. Please revise your presentation of this amount for historic balances as of March 31, 2023 (i.e., in your consolidated balance sheets, consolidated statements of changes in shareholders’ equity, disclosures, etc.), accordingly. Refer to SAB Topic 4:G, by analogy.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that SAB Topic 4:G prescribed that notes and other receivables evidencing a promise to contribute capital are equivalent to unpaid subscriptions receivable for capital shares which Rule 5-02.30 of Regulation S-X requires to be deducted from equity instead of as an asset. The $10.7 million amount due from Mr. Mo does not originate from subscription of share capital from the Company nor its Hong Kong operating subsidiaries. Section 297 of the Hong Kong Companies Ordinance prescribed that a company may only make a distribution out of profits available for distribution. As of March 31, 2023, the Company has an accumulated deficit of $0.5 million, therefore the Company, in particular the Hong Kong operating subsidiaries, are prohibited from capital distribution by Section 297 of the Hong Kong Companies Ordinance. In addition, as prescribed by Section 301 subsection 2 of the Hong Kong Companies Ordinance, if an unlawful distribution is made in cash, the member is liable to repay the distribution to the Company. Hence the $10.7 million amount due from Mr. Mo is an assets of the Company as of March 31, 2023.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036

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